November 22, 2019

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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Sergio Chinos

Asia Timmons-Pierce

Jeff Gordon

John Cash

Re:                             Casper Sleep Inc.
Amendment No. 3 to

Draft Registration Statement on Form S-1

Confidentially submitted on October 29, 2019

CIK No. 0001598674

Ladies and Gentlemen:

On behalf of Casper Sleep Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company currently contemplates publicly filing a Registration Statement on Form S-1 (“Filing No. 1”) in early 2020 with the Commission through its EDGAR system. The Company previously submitted an Amendment No. 3 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on October 29, 2019 (“Amendment No. 3”). The purpose of this letter is to respond to the comment letter to Amendment No. 3 received on November 6, 2019.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in Filing No. 1.

General

1.              We reissue comment two of our prior letter dated October 3, 2019. We note that you have a Sleep Advisory Board assembled from experts in the fields of sleep research, clinical psychology, and integrated medicine. Please revise your prospectus to provide the identity and background of the members of your Sleep Advisory Board.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that  the Company will add the following disclosure to Filing No. 1 on a page that corresponds to page 141 of Amendment No. 3 (bold and underline emphasis on additions):

“Further, our leadership team is supported by a Sleep Advisory Board assembled from experts in the fields of sleep research, clinical psychology, and integrated medicine who are all committed to Casper’s vision and provide a valuable educational resource for our employees on sleep. Our current Sleep Advisory Board members are Dr. Mary Carskadon, a professor in the Department of Psychiatry and Human Behavior at the Warren Alpert Medical School of Brown University; Dr. Jennifer Martin, a professor at the David Geffen School of Medicine at the University of California, Los Angeles; Dr. Frank Lipman, an expert in functional and integrative medicine, founder of Eleven Eleven Wellness Center, and Chief Medical Officer at The Well, both in New York City; and Dr. Michael Grandner, Director of the Sleep and Health Research Program and Associate Professor of Psychiatry at the University of Arizona College of Medicine. Our Sleep Advisory Board provides advice and training for employees on strategies and techniques for better sleep so that they are able to rest better and be more knowledgeable about the topic of sleep when interacting with customers.”

2.              We reissue comment three of our prior letter dated October 3, 2019. We note that you refer to your consumer experience professionals as Sleep Specialists. Please revise your prospectus to elaborate on the training and experience of your Sleep Specialists.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that  the Company will add the following disclosure to Filing No. 1 on a page that corresponds to page 138 of Amendment No. 3 (bold and underline emphasis on additions):

“Our consumer experience professionals, whom we call Sleep Specialists, guide consumers, in both our retail stores as well as through customer support, through the shopping experience by providing consultative support and education on our products and services, including how they impact the sleep experience for the individual consumer. As Sleep Specialists interact with consumers, they utilize an internal web-based app and third-party CRM system that supports client discovery, product education, and transactions. Additionally, the incentive structure of our Sleep Specialists is not commission-based—an important differentiator for us from many competitors. Throughout their tenure at the Company, our Sleep Specialists receive training and educational materials on the primary factors impacting sleep. Our Sleep Specialists also benefit from advice and training from our Sleep Advisory Board. We believe the incentive structure and training our Sleep Specialists receive helps ensure our Sleep Specialists deliver a joyful, personalized, and consultative consumer experience.”

3.              We note from press releases that you have entered into a partnership with Plus Products to create and distribute a line of CBD-infused gummies. We note from your website that you have CBD-infused gummies listed for sale. Please include risk factor disclosure related to the regulatory requirements applicable to your company to address the potential impact of federal and state laws related to the selling and distribution of CBD related products. Please also revise your Business section to address government approval of your CBD products. Please also revise your disclosures to include the material terms of your partnership with Plus Products and file the agreement as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the partnership with Plus Products was terminated. The revenue the Company received from third-party sales from such products during the limited period such products were offered are immaterial to the Company. Therefore, the Company does not believe including such disclosure is necessary.

4.              You disclose on page 58 that net interest expense was $1.1 million for the nine months ended September 30, 2019; however, net interest expense as stated on the face of your income statement on page F-33 was $1.4 million for the nine months ended September 30, 2019. Please reconcile this apparent discrepancy.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that net interest expense as disclosed on page 58 of Amendment No. 3 refers to interest expense that relates solely to credit lines and letters of credit, whereas interest expense, net on page F-33 includes interest on taxes and is partially offset by interest income. The Company will revise the disclosure in Filing No. 1 on a page that corresponds to page 58 of Amendment No. 3 to clarify that net interest expense of $1.1 million for the nine months ended September 30, 2019 excludes interest expense attributable to taxes, as well as interest income.

5.              We note that you intend to enter into an employment agreement with Mr. Krim and Executive Severance Agreements with certain of your executive officers. Please file these agreements exhibits to your registration statement. Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will file these agreements as exhibits to the registration statement when they are entered into. To date, the Company has not entered into these agreements.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:                                (via email)

Philip Krim, Casper Sleep Inc.

Jonathan Truppman, Casper Sleep Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP